Filed pursuant to Rule 424(b)(3)

File No. 333-283109

PROSPECTUS SUPPLEMENT (To Prospectus dated November 8, 2024, as supplemented by the Prospectus Supplement dated November 12, 2024 and by the Prospectus Supplement dated January 28, 2025)	May 21, 2025

Oxford Lane Capital Corp.

$2,000,000,000
Common Stock

This prospectus supplement contains information which amends, supplements and modifies certain information contained in the prospectus dated November 8, 2024 (the “Base Prospectus”) as supplemented by the prospectus supplement dated November 12, 2024 (the “November 2024 Prospectus Supplement”) and the prospectus supplement dated January 28, 2025 (the “January 2025 Prospectus Supplement” and, together with the November 2024 Prospectus Supplement, this prospectus supplement and the Base Prospectus, the “Prospectus”), which relate to the sale of shares of common stock of Oxford Lane Capital Corp. (the “Company”) in an “at-the-market” offering pursuant to an Amended and Restated Equity Distribution Agreement dated September 9, 2022, as amended pursuant to that certain Amendment No. 1, dated as of November 15, 2023, that certain Amendment No. 2, dated as of July 29, 2024, and that certain Amendment No. 3, dated as of November 12, 2024 (collectively, the “Amended Equity Distribution Agreement”), with Lucid Capital Markets, LLC and Ladenburg Thalmann & Co. Inc. (the “Distribution Agents”). The Company’s investment adviser, Oxford Lane Management, LLC, has agreed to pay to the Distribution Agents, if necessary, a supplemental payment per share that will reflect the difference between the public offering price per share and the net proceeds per share received by the Company in this offering such that the net proceeds per share received by the Company (before expenses) are not below the Company’s then current net asset value per share.

You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 15 of the Base Prospectus and in our subsequent filings with the Securities and Exchange Commission that are incorporated by reference into the Prospectus, before investing.

The terms “Oxford Lane,” the “Company,” “we,” “us” and “our” generally refer to Oxford Lane Capital Corp.

PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING

From November 12, 2024 to May 19, 2025, we sold a total of 114,640,609 shares of common stock pursuant to the “at-the-market” offering. The total amount of capital raised as a result of these sales of common stock was approximately $573.5 million and net proceeds were approximately $570.2 million, after deducting the sales agents’ commissions and offering expenses.

FOURTH QUARTER FINANCIAL HIGHLIGHTS AND APRIL 2025 FINANCIAL UPDATE

●	As previously announced, on March 26, 2025, our Board of Directors declared the following distributions on our common stock:

Month Ending	Record Date	Payment Date	Amount Per Share
July 31, 2025	July 17, 2025	July 31, 2025	$0.09
August 31, 2025	August 15, 2025	August 29, 2025	$0.09
September 30, 2025	September 16, 2025	September 30, 2025	$0.09

●	Net asset value (“NAV”) per share as of March 31, 2025 stood at $4.32, compared with a NAV per share on December 31, 2024 of $4.82.

●	In addition, management’s unaudited estimate of the range of the NAV per share of our common stock as of April 30, 2025, is between $3.98 and $4.08. This estimate is not a comprehensive statement of our financial condition or results for the month ended April 30, 2025. This estimate did not undergo the Company’s typical quarter-end financial closing procedures and was not approved by our Board of Directors. We advise you that our NAV per share for the quarter ending June 30, 2025 may differ materially from this estimate, which is given only as of April 30, 2025. See additional information under “Supplemental Information Regarding April Net Asset Value Estimate” below.

●	Net investment income (“NII”), calculated in accordance with U.S. generally accepted accounting principles (“GAAP”), was approximately $75.4 million, or $0.18 per share, for the quarter ended March 31, 2025.

●	Our core net investment income (“Core NII”) was approximately $95.8 million, or $0.23 per share, for the quarter ended March 31, 2025.

o	Core NII incorporates all applicable cash distributions received, or entitled to be received (if any, in either case), on our collateralized loan obligation (“CLO”) equity investments. See additional information under “Supplemental Information Regarding Core Net Investment Income” below.

o	We emphasize that our taxable income may differ materially from our GAAP NII and/or our Core NII, and that neither GAAP NII nor Core NII should be relied upon as indicators of our taxable income.

●	Total investment income for the quarter ended March 31, 2025 amounted to approximately $121.2 million, which represented an increase of approximately $6.7 million from the quarter ended December 31, 2024.

o	For the quarter ended March 31, 2025 we recorded investment income as follows:

◾	Approximately $115.3 million from our CLO equity and CLO warehouse investments, and

◾	Approximately $5.9 million from our CLO debt investments and other income.

●	Our total expenses for the quarter ended March 31, 2025 were approximately $45.8 million, compared with total expenses of approximately $42.0 million for the quarter ended December 31, 2024.

●	As of March 31, 2025, the following metrics applied (note that none of these metrics represented a total return to shareholders):

o	The weighted average yield of our CLO debt investments at current cost was 15.9%, down from 16.6% as of December 31, 2024.

o	The weighted average effective yield of our CLO equity investments at current cost was 15.9%, down from 16.1% as of December 31, 2024.

o	The weighted average cash distribution yield of our CLO equity investments at current cost was 20.5%, down from 23.9% as of December 31, 2024.

●	For the quarter ended March 31, 2025, we recorded a net decrease in net assets resulting from operations of approximately $120.8 million, or $0.28 per share, comprised of:

o	NII of approximately $75.4 million;

o	Net realized losses of approximately $8.5 million; and

o	Net unrealized depreciation of approximately $187.7 million.

●	During the quarter ended March 31, 2025, we made additional investments of approximately $526.2 million, and received approximately $136.0 million from sales and repayments of our CLO investments.

●	For the quarter ended March 31, 2025, we issued a total of approximately 60.7 million shares of common stock pursuant to an “at-the-market” offering. After deducting the sales agent’s commissions and offering expenses, this resulted in net proceeds of approximately $300.5 million. As of March 31, 2025, we had approximately 453.2 million shares of common stock outstanding and as of April 30, 2025, we had approximately 467.3 million shares of common stock issued and outstanding.

●	On May 15, 2025, our Board of Directors declared the required monthly dividends on our 6.25% Series 2027 Term Preferred Shares, 6.00% Series 2029 Term Preferred Shares, and 7.125% Series 2029 Term Preferred Shares as follows:

Preferred Shares Type	Per Share Dividend Amount Declared	Record Dates	Payment Dates
6.25% - Series 2027	$0.13020833	June 16, 2025, July 17, 2025, August 15, 2025	June 30, 2025, July 31, 2025, August 29, 2025
6.00% - Series 2029	$0.12500000	June 16, 2025, July 17, 2025, August 15, 2025	June 30, 2025, July 31, 2025, August 29, 2025
7.125% - Series 2029	$0.14843750	June 16, 2025, July 17, 2025, August 15, 2025	June 30, 2025, July 31, 2025, August 29, 2025

In accordance with their terms, each of the 6.25% Series 2027 Term Preferred Shares, 6.00% Series 2029 Term Preferred Shares, and 7.125% Series 2029 Term Preferred Shares will pay a monthly dividend at a fixed rate of 6.25%, 6.00% and 7.125%, respectively, of the $25.00 per share liquidation preference, or $1.5625, $1.5000 and $1.78125 per share per year, respectively. This fixed annual dividend rate is subject to adjustment under certain circumstances, but will not, in any case, be lower than 6.25%, 6.00% and 7.125% per year, respectively, for each of the 6.25% Series 2027 Term Preferred Shares, 6.00% Series 2029 Term Preferred Shares and 7.125% Series 2029 Term Preferred Shares.

Supplemental Information Regarding April Net Asset Value Estimate

The fair value of the Company’s portfolio investments may be materially impacted after April 30, 2025 by circumstances and events that are not yet known. To the extent the Company’s portfolio investments are impacted by market volatility in the U.S. or worldwide, the Company may experience a material impact on its future net investment income, the fair value of its portfolio investments, its financial condition and the financial condition of its portfolio investments. Investing in our securities involves a number of significant risks. For a discussion of the additional risks applicable to an investment in our securities, please refer to the section titled “Risk Factors” in our prospectus and the section titled “Principal Risks” in our most recent annual report or semi-annual report, as applicable.

The unaudited estimate of the range of the NAV per share of our common stock as of April 30, 2025 included in this prospectus supplement (the “preliminary financial data”) has been prepared by, and is the responsibility of, Oxford Lane Capital Corp.'s management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Supplemental Information Regarding Core Net Investment Income

We provide information relating to Core NII (a non-GAAP measure) on a supplemental basis. This measure is not provided as a substitute for GAAP NII, but in addition to it. Our non-GAAP measures may differ from similar measures by other companies, even in the event of similar terms being utilized to identify such measures. Core NII represents GAAP NII adjusted for additional applicable cash distributions received, or entitled to be received (if any, in either case), on our CLO equity investments. Oxford Lane’s management uses this information in its internal analysis of results and believes that this information may be informative in assessing the quality of Oxford Lane’s financial performance, identifying trends in its results and providing meaningful period-to-period comparisons.

Income from investments in the “equity” class securities of CLO vehicles, for GAAP purposes, is recorded using the effective interest method; this is based on an effective yield to the expected redemption utilizing estimated cash flows, at current cost, including those CLO equity investments that have not made their inaugural distribution for the relevant period end. The result is an effective yield for the investment in which the respective investment’s cost basis is adjusted quarterly based on the difference between the actual cash received, or distributions entitled to be received, and the effective yield calculation. Accordingly, investment income recognized on CLO equity securities in the GAAP statement of operations differs from the cash distributions actually received by the Company during the period (referred to below as “CLO equity adjustments”).

Furthermore, in order for the Company to continue qualifying as a regulated investment company for tax purposes, we are required, among other things, to distribute at least 90% of our investment company taxable income annually. While Core NII may provide a better indication of our estimated taxable income than GAAP NII during certain periods, we can offer no assurance that will be the case, however, as the ultimate tax character of our earnings cannot be determined until after tax returns are prepared at the close of a fiscal year. We note that this non-GAAP measure may not serve as a useful indicator of taxable earnings, particularly during periods of market disruption and volatility, and, as such, our taxable income may differ materially from our Core NII.

The following table provides a reconciliation of GAAP NII to Core NII for the three months ended March 31, 2025:

	Three Months Ended
	March 31, 2025
	Amount	Per Share Amount
GAAP net investment income	$75,354,120	$0.18
CLO equity adjustments	20,458,574	0.05
Core net investment income	$95,812,694	$0.23